UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PRESS RELEASE For media and investors only

Issued:18 June 2020, London UK

GSK prices $280,336,000 Senior Notes Due 2023 Exchangeable into Theravance Biopharma Ordinary Shares

GlaxoSmithKline plc ("GSK"), acting through its subsidiary GSK Finance (No.3) plc (“the issuer”) announced today that the issuer has priced $280,336,000 of its senior notes due 2023 (“the notes”) exchangeable into ordinary shares of Theravance Biopharma, Inc. (“Theravance Biopharma”) currently held by GSK and its affiliates. The notes will be guaranteed by GSK and will be exchangeable at the option of noteholders on any business day on or after 1 September 2020.

The notes will mature on 22 June 2023, will not bear interest and will be offered at an issue price 108.5% of their principal amount.  The initial exchange rate is 34.4044 shares of Theravance Biopharma ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of approximately $29.0660 per share representing a premium of 35% over the volume weighted average price of Theravance Biopharma’s ordinary shares from 9:30 a.m. to 4:00 p.m., New York City time on 17 June 2020. In the aggregate, the notes will be exchangeable into substantially all of the 9,644,807 ordinary shares of Theravance Biopharma currently held by GSK and its affiliates. Upon exchange of the notes, the issuer expects to deliver ordinary shares of Theravance Biopharma but may at its option under certain circumstances, deliver cash or a combination of Theravance Biopharma shares and cash.

The offering is expected to close on 22 June 2020, subject to the satisfaction of customary closing conditions. Theravance Biopharma has agreed to file a shelf registration statement with the U.S. Securities and Exchange Commission (the “SEC”) following the completion of the offering to register resales of its ordinary shares deliverable upon exchange of the notes.

GSK expects to use the net proceeds of the offering for general corporate purposes. Theravance Biopharma will not receive any proceeds from the offering.

The offering of the notes has not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The notes will be offered by means of an offering memorandum solely to persons reasonably believed to be “qualified institutional buyers” (as that term is defined in Rule 144A under the Securities Act) that are also “qualified purchasers” (within the meaning of Section 2(a)(51) of the U.S. Investment Company Act of 1940, as amended). This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes nor shall there be any sale of notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom (the “UK”) or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

PROHIBITION OF SALES TO EEA AND UK RETAIL INVESTORS
The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 0932	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in GSK’s Annual Report on Form 20-F for 2019 filed with the SEC and any other documents filed with the SEC which also discuss any impacts of the COVID-19 pandemic on GSK. GSK disclaims, however, any intent or obligation to update these forward-looking statements. There can be no assurance that the proposed offering will be completed as anticipated or at all.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 18, 2020

	By:	/s/ VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and
on behalf of
GlaxoSmithKline plc